Exhibit 99.4

MALBRITE LTD

WithumSmith + Brown PC

1835 Market Street

Suite 1710

Philadelphia

PA 19103-2945

USA

31st March 2026

Dear Sirs

Letter of Financial Support for Davion Healthcare Plc

We write to confirm that we have been providing financial support to Davion Healthcare Plc, a public limited company (now incorporated in the Republic of Ireland. and previously incorporated in Cyprus], for the past 3 years to assist in meeting the company’s financial obligations.

We acknowledge that Davion Healthcare Plc has relied on this financial support in maintaining its operations.

We hereby confirm that Malbrite Ltd, will continue to provide financial support as necessary to enable Davion Healthcare Plc to meet its costs and obligations as they fall due for a period of at least 12 months from the date of the signing of the company's audited financial statements for the financial year ended 31 December 2025, or until such time as the company is able to generate sufficient funds to meet its financial obligations independently, whichever is the sooner.

This support will be provided on terms that ensure the company remains a going concern, and we confirm that we have the necessary financial resources available to meet these commitments. However, this letter does not constitute a legally binding obligation on our part, nor does it create any contractual liability or commitment beyond our stated intention to provide such support.

Should you require any further clarification, please do not hesitate to contact us.

/s/ Jack Kaye	264 High Street Beckenham Kent BR3 1DZ United Kingdom
Jack Kaye Chief Executive Officer

+44 203 355 3215
admin@malbrite.com www.malbrite.com